March 20, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008
Dear Mr. Reynolds:
Thank you for your February 9, 2009 comment letter and for allowing us additional time to respond.
Set forth below are the responses of National Beverage Corp. (the “Company”) to the Staff’s comments with respect to Schedule 14A filed with the SEC on August 29, 2008. In responding to the Staff’s comments, we have, for convenience, set forth your inquiries in full, followed by our responses.
Executive Compensation and Other Information, page 6
1.	We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please amend the Form 10-K to present any compensation awarded to, earned by, or paid to, your named executive officers including any compensation that is paid to them indirectly through third parties, in the Executive Compensation section, including but not limited to the Summary Compensation table. See Item 402(a)(2) of Regulation S-K.
Response:
The Company respectfully advises the Staff that, as disclosed in its proxy statement, Mr. Caporella owns or controls over 74% of the outstanding common stock of the Company, and, as disclosed in footnote 1 to the Summary Compensation Table, the Company has entered into a management agreement with a Management Company owned by Mr. Caporella. Footnote 1 to the Summary Compensation Table further refers investors to “Certain Relationships and Related Party Transactions” where the terms of the arrangement between the Company and the Management Company and the aggregate fees paid over the prior three year period are disclosed. The Company respectfully submits that, since Mr. Caporella controls the Management Company, and all amounts paid to such Management Company have been disclosed, the amount of compensation, if any, paid to Mr. Caporella by the Management Company is not meaningful. The Company also respectfully directs the Staff’s attention to the Staff’s Compliance and Disclosure Interpretation 217.08 under Item 402(a) of Regulation S-K which states that where compensation arrangements are part of a management agreement, the compensation to those individuals whose services are provided pursuant to the management agreement do not need to be disclosed under Item 402, but rather the structure of the management agreement and the fees paid should be reported under Item 404 of Regulation S-K.

To respond to the Staff’s comment, however, beginning with the Company’s proxy statement for its 2009 Annual Shareholders Meeting, the Company proposes to expand footnote 1 to the Summary Compensation Table by including the aggregate fees paid by the Company to the Management Company for each of the past three fiscal years and retaining the existing reference to the description of the management agreement under “Certain Relationships and Related Party Transactions.”

With respect to Mr. Bracken’s compensation, it should be noted that the salary paid to Mr. Bracken by the Management Company was removed from the Summary Compensation Table as a result of a previous staff Comment Letter dated November 15, 2004 (an excerpt of which is attached as Exhibit A). To respond to the Staff’s most recent comment, however, beginning with the Company’s proxy statement for its 2009 Annual Shareholders Meeting, the Company will disclose compensation for Mr. Bracken in the Summary Compensation Table.

Because the total compensation paid to the Management Company was disclosed in both the Company’s 10-K (Footnote 5) and in the 2008 proxy statement, we respectfully request that the proposed changes to the Summary Compensation Table be incorporated in future filings.

2.	In future filings, please revise to provide a more detailed discussion of the “certain objective and subjective factors [considered] when determining the amount of [the] annual incentive bonus” payable to your named executive officers. See Item 402(b)(1)(v) of Regulation S-K. Also, clarify the reference to “Company and individual performance goals established by the Compensation and Stock Option Committee. Lastly, please clarify the reference to “company objectives” in your discussion of the 1991 Omnibus Incentive Plan. In this respect please provide us with your proposed disclosure. To the extent that you have established performance targets, please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:
As disclosed in the 2008 proxy statement, the amount of annual incentive compensation awarded to our Executive Officers (if any) is determined by the Compensation and Stock Option Committee, upon recommendation by the Chief Executive Officer, in its sole and absolute discretion. As a result, we classified the payment of such awards as “bonuses” in the Summary Compensation Table, as opposed to “Non-Equity Incentive Plan Compensation” and we do not refer to these payments as “Non-Equity Incentive Plan-Based Awards” in our Grants of Plan-Based Awards Table. In future fillings, we will address the Staff’s comments for greater specificity with respect to the determination of compensation. While the Company sets annual internal operating and financial targets, the Company has no obligation to pay its named Executive Officers any pre-determined or specific amount if targets are achieved, nor does the Company have a Non-Equity Incentive Plan. To clarify this, we propose the following:

The first paragraph of “Factors Considered In Determining Compensation” (page 7) will be revised to read:

The Compensation and Stock Option Committee reviews executive compensation levels for its Executive Officers on an annual basis to ensure that they remain competitive within the beverage industry. The overall value of the compensation package for an Executive Officer is determined by the Compensation and Stock Option Committee, in consultation with the Chief Executive Officer and the Board. The factors considered by the Compensation and Stock Option Committee include those related to both the overall performance of the Company and the individual performance of the Executive Officer. Consideration is also given to comparable compensation data for individuals holding similarly responsible positions at other and peer group companies in determining appropriate compensation levels.

The first paragraph of “Annual Incentive Bonuses” (page 8) will be revised to read:

Annual Bonuses

Annual bonuses are intended to be a significant component of an Executive Officer’s compensation package. The amount of annual bonus compensation to be awarded to the Executive Officers (if any) is determined by the Compensation and Stock Option Committee, upon recommendation by the Chief Executive Officer, in its sole and absolute discretion. While the Chief Executive Officer and the Compensation and Stock Option Committee consider the Company’s overall performance and each individual’s performance when determining the amount of bonus to award, there are no defined financial or operational performance measures that obligate the Company to pay an annual bonus, and the Compensation and Stock Option Committee retains absolute discretion to award bonuses and to determine the amount of such bonuses.

The second paragraph of “Share-Based Compensation (Long-Term Incentive Programs)” (page 8) will be revised to read:

Share-based awards made under the Company’s 1991 Omnibus Incentive Plan typically consist of options to purchase Common Stock which vest over five years and have a term of ten years. Certain key executives of the Company also receive grants from time to time under the Company’s 1995 Special Stock Option Plan. The vesting schedule and exercise price of these options are tied to the executive’s ownership levels of Common Stock. Generally, the terms of the Special Stock Options allow for the reduction in exercise price upon each vesting date of the option. The vesting schedule and exercise price reduction of such options may be accelerated at the discretion of the Compensation and Stock Option Committee. While the Compensation and Stock Option Committee considers the Company’s overall financial performance during the respective vesting periods, there are no defined financial measures that obligate the Company to such acceleration and the Compensation and Stock Option Committee has not elected to accelerate the vesting or price reduction of any options during the past three fiscal years. The Company issues stock awards with long-term vesting schedules to increase the level of the executive’s stock ownership by continued employment with the Company.

3.	The nature of the bonus payments presented in your Summary Compensation table is not readily apparent. In future filings please ensure that your annual incentive bonus plan discussion explains both your actual plan and the reasons behind payments or non-payments under such plan. Also, please clarify why there are no non-equity incentive plan based awards reflected in your Grants of Plan Based Awards table or revise in future filings.
Response:
Please see the Company’s response to Comment 2 above. As noted above, the Company does not have Non-Equity Incentive Plans.

4.	We note that your President, Mr. Joseph Caporella, is a named executive officer, and also serves on your Compensation Committee. Please revise to indicate the procedures followed in setting Mr. Caporella’s annual compensation and determining his bonus eligibility. Also, revise to indicate who is responsible for approval of these payments. See Item 402(b)(2) of Regulation S-K.

Response:
The Company respectfully informs the Staff that Mr. Nick Caporella, the father of Mr. Joseph Caporella, owns or controls approximately 74% of the Company’s common stock, and, as such, the Company qualifies as a “controlled company” under the corporate governance listing rules of the Nasdaq Stock Market. As a “controlled company,” the Company is not required to have an independent compensation committee. In future filings, however, as long as Mr. Joseph Caporella remains on the Compensation Committee, we propose to add the following sentence to the end of the Compensation Discussion and Analysis paragraph (page 6):

Mr. Joseph Caporella’s total compensation is reviewed and approved annually by the Compensation and Stock Option Committee. The Compensation and Stock Option Committee excuses Mr. Joseph Caporella from the meeting during any discussions of his compensation and he abstains from voting on any matters with respect to same.
* * * *
As requested, this letter will confirm that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing responses, please feel free to call me at (954) 581-0922.
Sincerely,
/s/  George R. Bracken
George R. Bracken
Senior Vice President — Finance

EXHIBIT A
SCHEDULE 14A—DEFINITIVE PROXY STATEMENT
Executive Compensation and Other Information, page 11
16.	You disclose in footnote (1) that the services of your Chairman and CEO as well as your SVP-Finance are provided to you through the Management Company. According to your disclosure in Note 6 to your financial statements in Form 10-K, you pay the management company approximately $5 million annually for various services. Supplementally, please explain to us why the summary compensation table also includes compensation information for the SVP-Finance if the management company pays these expenses.

Response:	The SVP-Finance was added to the summary compensation table in fiscal 1997 when he was appointed Vice President and Treasurer. His compensation, which is paid solely by the Management Company, has been mistakenly included since that time. We shall delete compensation for the SVP-Finance from the summary compensation table in future filings.